Walthausen Small Cap Value Fund

Date: 2/25/2008 NAV: 9.90 Day Change: 0.15

9 Executive Park Drive, Suite B
Clifton Park NY 12065
(518) 348-7217

Email: mhodge@walthausenco.com

The Objective of the Fund

• The Walthausen Small Cap Value Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Fund

• The Fund invests primarily in common stocks of small capitalization companies that the Advisor believes have the potential for capital appreciation. Small capitalization companies are defined as those with market capitalizations of $2 billion or less at the time of purchase. Under normal circumstances, the Fund will invest at least 80% of its net assets in common stocks of small capitalization companies, as defined above. The Board of Trustees can change this policy without shareholder approval. The Fund will notify you in writing at least 60 days before implementing any change to this policy.

• For temporary defensive purposes, the Fund may hold cash or cash-equivalents and invest without limit in obligations of the U.S. Government and its agencies, money market funds and money market securities, including high-grade commercial paper, certificates of deposit, repurchase agreements and short-term debt securities. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

• The Fund may invest in other securities as described in the Statement of Additional Information, which is available upon request.

Minimum Investments	Initial	Additional
Regular Account	$10,000	$100
IRA / Roth IRA	$2,500	$100
Automatic Investment Plan	$5,000	$100*

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

CUSIP:	Pending
TICKER SYMBOL:	Pending

Prospectus
Your Guide To The Walthausen Small Cap Value Fund

Prospectus - Click Here

Proxy Voting Policy & Other Documents

Proxy Voting Policies and Procedures
Statement of Additional Information

If you would like to receive an investment kit by mail please click HERE.

To view and print the prospectus, click on Prospectus above. You will need Adobe Acrobat to view the Prospectus (PDF format) - click HERE and follow the instructions, then return to this page and try again. If you have an older computer and would like to view or print a text only version of the prospectus, click HERE.

Application (please be patient for downloads)

Regular Account Application (non IRA) - Click Here

IRA Application

IRA Account Application - Click Here

IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet (HTML format) - Click Here

If you would like to receive an investment kit by mail please click HERE.

Applications are in the PDF format. You will need Adobe Acrobat to view or print them - click HERE and follow the instructions, then return to this page and try again. If you need any assistance, please contact us.

Investment Kit Request for the Walthausen Small Cap Value Fund

All Walthausen Small Cap Value Fund investment application materials are available online. To order printed material by mail please e-mail mhodge@walthausenco.com

Management

Walthausen & CO., LLC, is the investment advisor of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Fund's Board of Trustees. The Fund's investment portfolio is managed on a day-to-day basis by John B. Walthausen. Mr. Walthausen is the president of the Advisor. Mr. Walthausen has managed the Fund since its inception. The Advisor was organized in 2007. The address of the Advisor is 9 Executive Park Drive, Suite B, Clifton Park, NY 12065.

Mr. Walthausen's formal education includes a BA from Kenyon College and a MBA from New York University. Mr. Walthausen joined Paradigm Capital Management on its founding in 1994 as a Portfolio Manager. Mr. Walthausen's was the lead manager of the Paradigm Value Fund from January 2003 until July 2007 and oversaw approximately $1.3 billion in assets when he left Paradigm Capital Management to form Walthausen & CO., LLC. The Fund's Statement of Additional Information provides information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.

Under the Management Agreement, the Advisor, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the assets of the Fund. For its services the Advisor receives an investment management fee equal to 1.25% of the average daily net assets of the Fund. A discussion regarding the basis of the Board of Trustees' approval of the Management Agreement between the Trust and the Advisor will be available in the Fund's first semi-annual report to shareholders. Under the Services Agreement the Advisor receives an additional fee of 0.45% and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses.

Walthausen Funds

Mutual Fund

Walthausen Small Cap Fund

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Contact Information

Shareholder Services
(888) 925-8428

Operations
Mark Hodge
(518) 348-7217
Email: mhodge@walthausenco.com